Atna Reports Second Quarter Financials and Highlights

Vancouver, B.C. (August 15, 2006) Atna Resources Ltd. (ATN:TSX) (the Company) is pleased to release its interim consolidated financial statements, prepared without audit, for the six months ending June 30, 2006, and the Management’s Discussion and Analysis (MD&A) dated August 8, 2006. The following summarizes information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp. and on the SEDAR website at http://www.sedar.com.

Highlights from the Quarter

•	Working capital totals $13,821,071
•	New gold mineralization intersected by drilling in CX West zone at Pinson
•	Positive results from test mining on Pinson
•	Operatorship of Pinson handed over to Pinson Mining Company (Barrick)
•	Jarbidge project receives US Forest Service permits to drill
•	Clover project farmed out to Meridian Gold

Results of Operations

For the six months ended June 30, 2006, acquisition and exploration expenditures of $2,673,238 (2005 - $2,621,483) were incurred, of which $2,532,860 (2005 - $2,556,744) were attributed to the Pinson project. The Company recovered costs $69,088 (2005 - $7,671) on the Beowawe and Pinson projects, received option payments of $28,171 (2005 - $20,000) on the Celeste project, booked $815,605 (2005 - Nil) to buildings and equipment on the Pinson project, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project.

General and administrative expenses of $1,714,900 (2005 - $653,118) represented an increase of $1,061,782 over the previous period. The most significant components of the increase were: (i) $776,638 (2005 - $19.055) for stock-based compensation expense, a non-cash item; (ii) wages and benefits of $324,293 (2005 - $85,829) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees, and a change in the allocations in reporting salaries and wages from the previous period; and (iii) legal and audit costs of $110,270 (2005 - $48,226) associated with corporate governance requirements and for services rendered on the Pinson and Wolverine projects and general corporate matters.

The gain on sale of marketable securities of $1,684,206 (2005 - $308,000) represented an increase of $1,376,206 over the previous period. The increase was as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares during the current period. Interest income of $262,804 (2005 - $106,245) represented an increase of $156,559 over the previous period which was as a result of having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Outlook

The Company has completed handing over operating control of the Pinson gold property to PMC, which has stopped work while they consider options for further exploration and development. PMC must spend US$30 million before April, 2009, if it is to increase its interest in the property from 30% to 70%. Atna will continue to monitor property activities.

Following the change of operatorship at Pinson, the Company has realigned its team to focus on growth opportunities by exploring its portfolio of properties and through the evaluation of properties and companies with potential to add value through mergers or acquisitions.

Drilling totaling 5000 to 6000 feet in five or six target areas is expected to begin on the Jarbidge property in August. Delays are possible because of the general shortage of equipment and personnel in Nevada resulting from the current high level of activity in the industry. Additional drilling is expected to be carried out by partners on other Company projects, including Beowawe and Clover in Nevada and Cachinal in Chile.

For further information contact:

Atna Resources Ltd.: Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com